UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
HeavyTech, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Indiana

    Date of organization
    November 25, 2024

Physical address of issuer
7566 East Lakewood Dr -92, Roanoke, IN 46783

Website of issuer
www.goheavytech.com

Name of intermediary through which the Offering will be conducted
Silicon Prairie Capital Partners, LLC

CIK number of intermediary
0001640943

SEC file number of intermediary

8-69625

CRD number, if applicable, of intermediary
226591

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Luminate Bank

Type of security offered
Class A Preferred Stock

Target number of Securities to be offered
54,946

Price (or method for determining price)
$0.91

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

0

	Most recent fiscal year-end (as of 1/31/25)	Prior fiscal year-end (Inception through 12/31/24)
Total Assets	$25.00	$25.00
Cash & Cash Equivalents	$25.00	$25.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Operating Expenses	$24,108.00	$5,031.00
Taxes Paid	$0.00	$0.00
Net Income	-$24,108.00	-$5,031.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 9, 2025

FORM C

Up to $1,235,000.00

HeavyTech, Inc.

VEHICLES FOR CONSTRUCTION, FARM, AND RANCH

Class A Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by HeavyTech, Inc., a Indiana Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Class A Preferred Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $455.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Silicon Prairie Capital Partners, LLC (the "Intermediary"). The Intermediary will be entitled to receive 6% of the amount raised in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$455.00	$0	$455.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,235,000.00	$74,100.00	$1,160,900.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.goheavytech.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 9, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

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The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.goheavytech.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities.

Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

HeavyTech, Inc. (the "Company") is an Indiana Corporation, formed on November 25, 2024.

The Company is located at 7566 East Lakewood Dr -92, Roanoke, IN 46783.

The Company's website is www.goheavytech.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

HeavyTech, Inc. designs and manufactures high-performance hybrid and electric construction machinery for contractors, municipalities, and industrial operators seeking efficient, sustainable, and cost-effective equipment. We develop and produce our machines in-house, prioritizing durability, ease of maintenance, and right-to-repair principles to provide a smart alternative to traditional OEMs.

The Offering

Minimum amount of Class A Preferred Stock being offered	54,946
Total Class A Preferred Stock outstanding after Offering (if minimum amount reached)	54,946
Maximum amount of Class A Preferred Stock	1,357,143
Total Class A Preferred Stock outstanding after Offering (if maximum amount reached)	157,143
Purchase price per Security	$0.91
Minimum investment amount per investor	$455.00
Offering deadline	April 30, 2026
Use of proceeds	See the description of the use of proceeds on page 33 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model currently focuses on the development of hybrid and electric vehicles rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately March of 2026, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have very limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Indiana on November 25, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our prototype vehicles and associated marketing programs, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our hybrid and electric off-highway vehicles is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing of hybrid and electric off-highway vehicles and thus may be better equipped than us to develop and commercialize hybrid and electric off-highway vehicles. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our hybrid and electric off-highway vehicles will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide our components, materials, and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide our components, materials, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as

financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component, material, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease

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customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of our products, particularly heavy-duty vehicles for off-highway use.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any

compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by utilizing best practices in data encryption, multi-factor authentication, and secure local and cloud storage. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo who are Co-Founder and Director, Co-Founder and Director, Co-Founder and Director, Co-Founder and Director, and President and Director of the Company. The Company has or intends to enter into employment agreements with Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Robert Prohaska, Davide De Silvio, Andrew

Johnson, Ryan Twiss, and Michael Terzo die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and EU nations.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which

are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. If our employees are not able to travel to meet suppliers, customers, or other operational activities, this may negatively effect our business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has

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been established. Raw material costs and energy, such as electricity, steel, and aluminum are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, steel and aluminum, both key manufacturing inputs, have historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as construction and agriculture where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property

rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Parker Hannifin, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If

we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Class A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Class A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Preferred Stock. Because the Class A Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class A Preferred Stock may also adversely affect the price that you might be able to obtain for the Class A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 62.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Indiana law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage

a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of preferred stock will be subject to dilution.
Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

HeavyTech, Inc. designs and manufactures high-performance hybrid and electric construction machinery for contractors, municipalities, and industrial operators seeking efficient, sustainable, and cost-effective equipment. We develop and produce our machines in-house, prioritizing durability, ease of maintenance, and right-to-repair principles to provide a smart alternative to traditional OEMs.

Business Plan

HeavyTech, Inc., based in Fort Wayne, Indiana, is developing hybrid and electric compact construction vehicles for contractors, landscapers, agricultural operators, and private landowners. The company aims to provide sustainable, high-performance, and cost-effective equipment that meets modern job site demands while reducing reliance on diesel fuel. Led by industry experts with experience in construction, automotive, and clean energy technologies, HeavyTech is currently raising capital through equity crowdfunding (Reg CF) and an accredited investor offering (Reg D 506C) to support prototype development, facility acquisition, and production scaling. With a strategic manufacturing plan, the company anticipates achieving profitability by 2026 and capturing significant market share in the compact work vehicle segment. HeavyTech is developing three primary vehicle models: the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader, all available in hybrid and fully electric configurations. Initial production is expected to begin at the Electric Works hardtech innovation hub in Fort Wayne, with a future transition to a dedicated manufacturing facility in Northeast Indiana. This location provides access to a strong industrial supply chain, supporting cost-efficient, high-quality production. The company will implement automation, precision assembly, and just-in-time inventory systems to optimize efficiency and cost. HeavyTech projects steady growth, with a target of reaching profitability by 2026. By 2030, the company aims to sell 8,500 units annually, generating approximately $340 million in revenue. Unlike major competitors such as Caterpillar,

Volvo, Komatsu, and Bobcat, which primarily focus on diesel or premium-priced electric models, HeavyTech differentiates itself by offering cost-effective, flexible hybrid and electric alternatives. Its equipment is designed for affordability, ease of maintenance, and right-to-repair principles, appealing to customers looking for fuel-efficient and practical solutions. As HeavyTech prepares for commercialization, the company will ensure compliance with emissions and safety regulations, including EPA and CARB standards, OSHA workplace safety requirements, and industry certifications such as ANSI, SAE, and CE marking for potential international expansion. With governments pushing for lower emissions and electrification in industrial equipment, HeavyTech is well-positioned to meet evolving regulatory standards. Through its innovative product lineup, lean manufacturing strategy, and focus on user-friendly designs, HeavyTech aims to become a leading force in sustainable construction and agricultural equipment.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
HT-1 Mini-Excavator	A compact, high-performance hybrid and electric mini-excavator designed for construction, landscaping, and utility work, offering superior efficiency and ease of maintenance.	Contractors, landscapers, municipalities, and utility companies seeking fuel-efficient and sustainable excavation solutions.
HT-2 Compact Track Loader	A versatile, all-terrain hybrid and electric compact track loader designed for heavy lifting, material handling, and site work, with lower operating costs and reduced emissions.	Construction firms, agriculture, rental fleets, and municipal maintenance departments looking for durable and environmentally responsible machinery.
HT-3 Compact Articulated Loader	A highly maneuverable, compact articulated loader designed for tight spaces, offering improved traction, efficiency, and attachment versatility. Available in hybrid and electric configurations.	Landscaping companies, small-scale construction projects, agricultural operations, and urban maintenance crews needing flexible, low-impact equipment.

In Q1 2025, HeavyTech, Inc. announced the development of the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader, which are expected to be available in late 2025 to early 2026. These machines will be offered in hybrid and fully electric configurations, providing cost-effective, high-performance alternatives to traditional diesel-powered construction equipment. Proceeds from the Offering will be used for product development, including prototype fabrication, engineering, testing, and finalization of designs for these models. Additional funds will be allocated to marketing efforts to introduce HeavyTech's

products to contractors, rental fleets, and municipalities seeking sustainable and fuel-efficient equipment solutions

HeavyTech, Inc. plans to distribute its products primarily within the U.S. market through a direct-to-customer sales model, targeting contractors, rental fleets, municipalities, and industrial operators. The company will utilize a combination of online sales, strategic partnerships, and direct outreach to establish its presence in the construction equipment industry. In addition, HeavyTech is developing a service and distribution network, which will include regional service centers and authorized dealers to support product maintenance, repairs, and parts distribution. E-commerce and digital marketing efforts will also play a key role in reaching customers, with a focus on education and outreach to early adopters of hybrid and electric construction machinery

Competition

The Company's primary competitors are HeavyTech, Inc.'s primary competitors include Caterpillar, Avant, Volvo Construction Equipment, Komatsu, JCB, Bobcat (Doosan Group), CASE Construction Equipment (CNH Industrial), Hyundai Construction Equipment, Kubota, and Takeuchi.

The markets in which HeavyTech, Inc. operates are highly competitive, with well-established OEMs such as Caterpillar, Volvo, Komatsu, and JCB dominating the construction equipment industry. These companies have extensive dealer networks, significant R&D resources, and strong brand recognition. HeavyTech will compete by focusing on affordability, sustainability, and ease of maintenance, differentiating itself from competitors that primarily offer traditional diesel-powered or high-cost electric-only solutions. By providing hybrid and electric options at a competitive price point, HeavyTech is expected to position itself as a smart alternative for contractors, rental fleets, and municipalities looking for fuel efficiency and lower operating costs without sacrificing performance. Product quality, reliability, right-to-repair principles, and ease of maintenance are expected to be key differentiating factors that appeal to HeavyTech's target customers. While the company is a new entrant in the industry, its innovative approach, modular design strategy, and commitment to sustainability may provide a unique market position with significant growth potential

Supply Chain and Customer Base

HeavyTech, Inc. is in the early stages of sourcing and procuring raw materials and components essential to its hybrid and electric machinery production. Key inputs, including steel, batteries, electric motors, hydraulic systems, and electronic components, are generally available from multiple domestic and international suppliers. The Company is actively evaluating potential supply chain partners to ensure a balance of quality, cost-effectiveness, and sustainability. While global supply chain fluctuations—particularly in semiconductors, battery cells, and raw metals—have impacted various industries, HeavyTech is working to establish flexible and diversified sourcing strategies to mitigate potential disruptions. As supplier relationships are finalized, the company will continue to monitor market conditions and secure competitive supply agreements to support its development and production plans. The company has no finalized contracts with suppliers at this time.

HeavyTech, Inc. is a startup and does not currently have any customers. The Company is in the development phase, focusing on product design, prototyping, and establishing its supply chain. As

HeavyTech prepares to bring its hybrid and electric construction equipment to market, it will target contractors, rental fleets, municipalities, and industrial operators seeking cost-effective, fuel-efficient, and sustainable machinery.

Intellectual Property

The Company is dependent on the following intellectual property:

HeavyTech, Inc. currently holds proprietary intellectual property related to the design, engineering, and integration of hybrid and electric powertrain systems for construction equipment. While the Company has not yet filed for patents or trademarks, its proprietary technology includes innovative modular power systems, software controls, and energy management solutions that differentiate its products from traditional OEM offerings. As product development progresses, HeavyTech intends to pursue formal intellectual property protections, including patent applications and trademarks, to safeguard its unique technologies and brand identity.

Governmental/Regulatory Approval and Compliance

HeavyTech, Inc. operates in an industry subject to various governmental regulations, particularly concerning emissions, safety, and manufacturing standards. As the Company develops hybrid and electric construction equipment, compliance with federal, state, and international regulations will be essential. Environmental and emissions regulations enforced by agencies such as the Environmental Protection Agency (EPA) and the California Air Resources Board (CARB) set strict standards for construction equipment, making HeavyTech's focus on hybrid and electric technology a strategic advantage. Additionally, the Company must adhere to Occupational Safety and Health Administration (OSHA) guidelines to ensure safe manufacturing and operational practices. HeavyTech's machinery will also need to meet industry safety standards set by organizations such as the American National Standards Institute (ANSI) and the Society of Automotive Engineers (SAE), and may require CE marking for international markets. Furthermore, trade policies, import tariffs, and supply chain regulations could impact sourcing costs as the Company establishes supplier relationships. As governments continue to push for lower emissions and greater electrification in industrial equipment, HeavyTech's hybrid and electric solutions position it well for long-term regulatory compliance. The company will remain proactive in monitoring safety, emissions, and trade policies to ensure full adherence to evolving industry requirements.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7566 East Lakewood Dr -92, Roanoke, IN 46783

The Company conducts business in United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own

separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$74,100
Campaign marketing expenses or related reimbursement	5.00%	$2,500	1.21%	$15,000
Estimated Attorney Fees	2.00%	$1,000	0.61%	$7,500
Estimated Accountant/Auditor Fees	5.00%	$2,500	0.40%	$5,000
General Marketing	6.00%	$3,000	6.15%	$76,000
Manufacturing	5.00%	$2,500	4.05%	$50,000
Equipment Purchases	0.00%	$0	2.02%	$25,000
Future Wages	0.00%	$0	4.05%	$50,000
General Working Capital	21.00%	$10,500	27.24%	$336,400
Prototype Development	50.00%	$25,000	48.26%	$596,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: upon vote of the Board of Directors or decision of the executives.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Prohaska

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Director: Nov 2024 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Previous positions at Pratt Miller: Sr. Chief Engineer 2/22-2/24, Chief Engineer 10/20-5/22 and Project Lead 7/18-10/20. Responsibilities include electric and fuel cell vehicle development cycle from initial concept formation, requirements development, system design, analysis, model correction, final design, and low volume production design.

Education

Bachelor's of Science Mechanical Engineering - Michigan Technological University
Master of Business Administration - University of Colorado Denver

Name

Davide De Silvio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Director: Nov 2024 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jul 2024 - Sep 2024: Liebherr-Components AG - LIEBHERR Group
Jul 2024 - Sep 2024: Global Sales Director Large Engines
Apr 2013 - Dec 2023: FPT Industrial – Fiat Industrial, CNH Industrial, IVECO Group
Apr 2022 - Dec 2023: Global Head of Sales – ePowertrain
Jul 2019 - Mar 2022: Global Director of Sales – ePowertrain
Dec 2017 - Jun 2019: Regional Head of Sales - North America (Chicago, IL)
Jun 2016 - Jun 2019: Global Sales Manager - Off-Highway
Feb 2014 - Dec 2017: Global Key Account Manager - Off-Highway
Apr 2013 - Jan 2014: Regional Area Manager – Central Europe
Sep 2011 - Mar 2013: Microelettrica Scientifica – Knorr-Bremse Group Global Key Account Manager – B.U. Vehicles
Nov 2007 - Aug 2011: Liebherr EMtec Italia - LIEBHERR Group Regional Product Manager – Wheel Loader
Responsibilities include scouting new clients, managing projects, engine sector reorganization activities, search for new clients and projects, support in managing and developing commercial and marketing strategies.

Education

1994 - 2000: B.Sc. & M.Sc. Mechanical Engineering Energy, five-year degree course at the Politecnico di Milano. State exam as Engineer in 2001. Milan, Italy.

Name

Andrew Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Director: Nov 2024 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner: O-ring Sales & Service, Inc.; 2015-Present
CEO: ShelfAware LLC; 2017-Present
Responsibilities include all aspects of business operation including strategic, financial, customer related, and supply chain management and oversight.

Education

Bachelors in Accounting: Missouri State University: 2008

Name

Ryan Twiss

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Director: Nov 2024 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Strategy Officer Mission: B.U.I.L.D. February 17, 2025 - Present Lead operations, business development, innovation and technology alignment, and government relations.

VP of Regional Initiatives / Executive Director of the Northeast Indiana Regional Development Authority Northeast Indiana Regional Partnership January 1, 2017- February 14, 2025 Oversaw all community development activities for an 11-county economic development organization, including industry cluster development, fundraising. Managed $125 million portfolio of infrastructure incentive investments.

Education

Bachelors of Arts, Indiana University Bloomington
Juris Doctorate, Indiana University Maurer School of Law
Indiana Bar Membership (license inactive in good standing)

Name

Michael Terzo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, President, and Director: Nov 2024 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO: Xirro, LLC, August 2022 to Present
Founder and CEO: Terzo Power Systems, LLC, June 2014 to August 2022
Responsibilities include engineering, executive management, customer and client outreach and development, strategic planning and operational execution.

Education

B.S. Mechanical Engineering December 1998 – Montana State University, Bozeman Montana
PROFFESIONAL ENGINEER REGISTRATION: Indiana PE 123200501

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Indiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class B Common Stock
Amount outstanding	1,450,000
Voting Rights	Class B Common Stock carries enhanced voting rights, with each share granting 10 votes. Shares of Class B Common Stock may only be transferred to other holders of Class B Common Stock or with Board approval. Any unauthorized transfer may result in the automatic conversion of Class B Common Stock to Class B-1 Common Stock. Furthermore, Class B Common Stock automatically converts to Class B-1 Common Stock upon transfer to an unapproved party, as outlined in the Corporation's Bylaws.
Anti-Dilution Rights	Class B Common Stock does not have any anti-dilution rights. Class B Common Stock does not carry any put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Class B Common Stock carries 10 votes per share, giving its holders significant voting control over company decisions. This structure may limit the influence of Class A Preferred Stockholders on corporate governance, as Class B Common shareholders retain a stronger voting position. Additionally, while Class B Common Stock does not have anti-dilution protections, any future issuance of Class B Common shares could contribute to overall dilution, potentially impacting the relative ownership and influence of Class A Preferred Stockholders. However, Class A Preferred Stock maintains liquidation preference, ensuring priority in asset distribution over Class B Common shareholders in the event of a company sale or dissolution.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	16.0%
Other Material Terms or information.	The above 16% is based on the total authorized 10M million shares.

Type of security	Class B-1 Common Stock
Amount outstanding	4,000,000
Voting Rights	Class B-1 Common Stock carries one vote per share, giving holders standard voting rights on general corporate matters. Shares of Class B-1 Common Stock may be freely transferable, subject to compliance with applicable securities laws. Class B-1 Common Stockholders shall have no priority in the distribution of assets during liquidation, dissolution, or winding up of the Corporation.
Anti-Dilution Rights	Class B-1 Common Stock does not have any anti-dilution rights. Class B-1 Common Stock does not carry any put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Class B-1 Common Stock may contribute to dilution of Class A Preferred Stock by increasing the total number of outstanding shares, which can affect the relative ownership percentage of Class A Preferred shareholders. However, Class B-1 Common Stock does not have enhanced voting rights like Class B Common Stock, meaning it does not significantly limit the governance influence of Class A Preferred shareholders. Additionally, Class A Preferred Stock maintains liquidation preference, ensuring priority in asset distribution over Class B-1 Common shareholders in the event of a company sale or dissolution.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	40.0%
Other Material Terms or information.	The above 40% is based on the total authorized 10M million shares.

Other as described above and in other sections of this Form C, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company

The Company does not have any debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	0	$0.00	N/A	January 20, 2025	Rule 506(c)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,959,500.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The ownership of the company Consists of multiple classes of stock, including Class A Preferred Stock, Class B Common Stock, and Class B-1 Common Stock. Class A Preferred Stock is set aside for future investors, advisors, and the employee option pool, providing priority in Company assets during liquidation with limited voting rights on specific events. Class B Common Stock is held by founders and key stakeholders, carrying 10 votes per share to maintain strategic control. Class B-1 Common Stock is designated for key stakeholders, carrying 1 vote per share. The majority of ownership remains with the founding team, while additional shares are allocated to support future investment, employee incentives, and advisory contributions to drive the company's growth.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Michael B. Terzo	89%

Following the Offering, the Purchasers will own 1.0% of the Company if the Minimum Amount is raised and 24.9% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of research and development, prototyping, engineering, regulatory compliance, and general administrative costs. We do not anticipate generating revenue until we begin production and sales, which we expect to commence in the later part of 2025.

We do not expect to achieve profitability in the next 12 months. Our primary objectives during this period are to develop our prototype vehicle to demonstrate the performance capabilities of our technology and position the company for a strong follow-up funding round. To achieve these objectives, management will focus on finalizing engineering and design, advancing prototype testing, securing key supplier relationships, and engaging with potential strategic partners and investors.

Liquidity and Capital Resources

The proceeds of the Offering will enable us to advance prototype development, testing, and operational milestones while maintaining positive liquidity. We will allocate funds strategically to engineering, prototyping, regulatory compliance, and business development efforts. To ensure financial stability, we will only spend what we raise, allowing us to manage operations efficiently and position the company for future growth and funding opportunities.

The Company has the following sources of capital in addition to the proceeds from the Offering: We have a Reg D 506(c) offering that will run concurrently with the Reg CF.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,357,143 shares of Class A Preferred Stock for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment

commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Luminate Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive a countersignature to the Subscription Agreement.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price per share for HeavyTech, Inc.'s offering was determined based on several key factors. The Company's valuation was set at $4,959,500, reflecting an analysis of market opportunity, proprietary technology, industry growth potential, and projected financial performance. To ensure the pricing was competitive and attractive to investors, HeavyTech conducted a comparable industry analysis, assessing the valuations of similar early-stage companies in the construction equipment and electric vehicle sectors. Additionally, the pricing aligns with HeavyTech's capital needs and business growth plan, ensuring that the funds raised will support prototype development, manufacturing setup, and early-stage operations. Since HeavyTech is in the early stages of development, the share price incorporates a reasonable discount to account for the higher risk associated with early investment while making it accessible to a broad range of investors. The price was also structured with consideration of investor demand and marketability, ensuring it remains appealing for those participating in the Reg CF and Reg D 506(c) offerings. Lastly, HeavyTech's pro forma financial projections, including anticipated unit sales, revenue growth, and profitability timelines, were used to justify the valuation and corresponding share price. These combined factors resulted in a share price of $0.91 per share, based on an offering of up to 1,357,143 shares of Class A Preferred Stock, aligning with the company's strategic financial and operational goals. The minimum amount that a Purchaser may invest in the Offering is $455.00.

The Offering is being made through Silicon Prairie Capital Partners, LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 7,000,000 shares of common stock, par value $0.0001 per share, of which 5,450,000 common shares will be issued and outstanding, and (ii) 3,000,000 shares of preferred stock, par value $0.00 per share, of which 54,946 preferred shares will be issued and outstanding .

Dividends

No dividends are expected to be paid for the foreseeable future.

Voting and Control

The Securities have the following voting rights: Each share of Class A Preferred Stock is entitled to one (1) vote per share. Holders do not have enhanced or super-voting rights but do have priority in asset distribution in the event of liquidation.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild,

parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Class A Preferred Stock.

The Class A Preferred Stock has one (1) vote per share and priority over company assets in the event of liquidation. Transfers require Board approval except for certain permitted transfers. Dividends may be declared at the Board's discretion but are not guaranteed. There is no automatic conversion or redemption right. No mandatory repurchase provision is outlined in the governing documents.

Investment Perks

Investors in this Offering are eligible for the following perks based on their investment amount and the timing of their investment. These perks provide bonus shares in addition to the investor's initial investment and are designed to reward early and higher-level investors.

Time-Based Perks
- *First 15 Days:* Investors who subscribe within the first 15 days of the Offering will receive a 5% bonus on the shares they purchase.
- *First 30 Days:* Investors who subscribe within the first 30 days of the Offering will receive a 3% bonus on the shares they purchase.

Amount-Based Perks
- *Tier 1:* Investors who invest at least $2,500 will receive a 3% bonus on the shares they purchase.
- *Tier 2:* Investors who invest at least $5,000 will receive a 5% bonus on the shares they purchase.
- *Tier 3:* Investors who invest at least $10,000 will receive a 6% bonus on the shares they purchase.
- *Tier 4:* Investors who invest at least $15,000 will receive an 8% bonus on the shares they purchase.
- *Tier 5:* Investors who invest at least $25,000 will receive an 11% bonus on the shares they purchase.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY

TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$0.00
Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.

Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key

	component of the related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property.

Distributions or Payments

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$0.00
Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.

Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key

	component of the related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property.

Intellectual Property

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$0.00
Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.

Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key

	component of the related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property.

Future Transactions

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$0.00
Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.

Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key

	component of the related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$0.00

Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.
Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and

	HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key component of the related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property. The total amount of money involved in this related-party transaction includes an initial $5,500 Non-Recurring Engineering (NRE) deposit already paid to Xirro, LLC for the early-stage development and integration of the hybrid powertrain into HeavyTech's construction equipment. Additionally, the total expected transaction amount for 2025 is projected to be between $50,000 and $750,000, depending on the scale of product development, prototype testing, licensing fees, and early production needs. This includes further NRE payments, the procurement of hybrid powertrain systems, and the licensing agreement that grants HeavyTech the rights to utilize Xirro's technology for its vehicles.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Terzo

(Signature)

Michael Terzo
(Name)

Co-Founder and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert Prohaska
(Signature)

Robert Prohaska
(Name)

Co-Founder and Director
(Title)

4/9/25
(Date)

/s/Andrew Johnson
(Signature)

Andrew Johnson
(Name)

Co-Founder and Director
(Title)

4/9/25
(Date)

/s/Ryan Twiss
(Signature)

Ryan Twiss
(Name)

Co-Founder and Director
(Title)

4/9/25
(Date)

/s/Michael Terzo
(Signature)

Michael Terzo
(Name)

Co-Founder and Director
(Title)

4/9/25
(Date)

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Terzo

(Signature)

	Michael Terzo

Michael Terzo

(Name)

Co-Founder and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert Prohaska

(Signature)

Robert Prohaska

(Name)

Co-Founder and Director

	(Title)

(Date) 4/9/25

/s/Andrew Johnson

(Signature)

Andrew Johnson
(Name)

Co-Founder and Director
(Title)

(Date) 4/9/25

/s/Ryan Twiss

(Signature)

Ryan Twiss
(Name)

Co-Founder and Director
(Title)

(Date) 4/9/25

/s/Michael Terzo

(Signature)

Michael Terzo
(Name)

Co-Founder and Director
(Title)

(Date) 4/9/25

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Business Plan
Exhibit C   Subscription Agreement

EXHIBIT A

Financial Statements

HEAVYTECH

VEHICLES FOR CONSTRUCTION, FARM, AND RANCH

HeavyTech, Inc.
(the "Company")
an Indiana Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through January 31, 2025

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: HeavyTech, Inc. Management

We have reviewed the accompanying financial statements of HeavyTech, Inc. (the Company) which comprise the statement of financial position as of inception through January 31, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 1, 2025

HEAVYTECH, INC.
STATEMENT OF FINANCIAL POSITION

	As of January 31,2025	Inception through December 31, 2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	917	25
Total Current Assets	917	25
TOTAL ASSETS	917	25
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock: Class B	145	145
Common Stock: Class B-1	400	400
APIC	29,511	4,511
Accumulated Deficit	(29,139)	(5,031)
TOTAL EQUITY	917	25
TOTAL LIABILITIES AND EQUITY	917	25

See Accompanying Notes to these Unaudited Financial Statements

HEAVYTECH, INC.
STATEMENT OF OPERATIONS

	Period Ended January 31, 2025	Inception through December 31, 2024
Operating Expenses		
Advertising and Marketing	3,123	114
General and Administrative	5,485	3,917
Professional Fees	6,000	-
Research and Development	9,500	1,000
Total Operating Expenses	**24,108**	**5,031**
Total Loss from Operations	**(24,108)**	**(5,031)**
Net Income (Loss)	**(24,108)**	**(5,031)**

See Accompanying Notes to these Unaudited Financial Statements

HEAVYTECH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock: Class A		Common Stock: Class B		Common Stock: Class B-1			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 11/25/24	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Issuance of Common Stock	-	-	1,450,000	145	4,000,000	400	-	-	**545**
Additional Paid in Capital	-	-	-	-	-	-	4,511	-	**4,511**
Net income (loss)	-	-	-	-	-	-	-	(5,031)	**(5,031)**
Ending balance at 12/31/24	**-**	**-**	**1,450,000**	**145**	**4,000,000**	**400**	**4,511**	**(5,031)**	**25**
Additional Paid in Capital	-	-	-	-	-	-	25,000	-	**25,000**
Net income (loss)	-	-	-	-	-	-	-	(24,108)	**(24,108)**
Ending balance at 1/31/25	**-**	**-**	**1,450,000**	**145**	**4,000,000**	**400**	**29,511**	**(29,139)**	**917**

See Accompanying Notes to these Unaudited Financial Statements

HEAVYTECH, INC.
STATEMENT OF CASH FLOWS

	Period Ended January 31, 2025	Inception through December 31, 2024
OPERATING ACTIVITIES		
Net Income (Loss)	(24,108)	(5,031)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(24,108)	(5,031)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Common Stock: Class B	-	145
Common Stock: Class B-1	-	400
APIC	25,000	4,511
Net Cash provided by (used in) Financing Activities	25,000	5,056
Cash at the beginning of the period	25	-
Net cash increase (decrease) for the period	892	25
Cash at end of period	917	25

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

HeavyTech, Inc. ("the Company") was incorporated in Indiana on November 25, 2024. The Company plans to earn revenue through selling mini excavators, compact track loaders, and compact articulated loaders. Revenue will come from direct sales, leasing, service packages, and potential dealer and rental partnerships. The Company's headquarters is in Roanoke, Indiana, and will transition to an official facility as it scales. The Company's customers will be located globally, including construction firms, municipalities, and rental providers.

The Company will be conducting both a Reg D 506c and a Reg CF campaign in 2025 to raise its initial seed capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of January 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $917 and $25 in cash and cash equivalents as of January 31, 2025 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently in the pre-revenue phase. The Company plans to generate revenues through the sale, lease, and servicing of mini excavators, compact track loaders, and compact articulated loaders. Revenue will be generated via direct sales, leasing agreements, and service packages, with potential dealer and rental partnerships.

Performance obligations related to customer contracts will be identified and analyzed upon execution of the first contract. Payment options will be determined at the commencement of sales.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software expenses, telephone expenses, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. We have identified the following related party transactions:

Xirro, LLC, which is 100% owned by Michael Terzo, President and Co-Founder, provides powertrain technology via an exclusive license agreement to the Company in exchange for 700,000 Class B Common stock which represent 12.8% equity and 37.8% voting rights.

Additionally, the FSPC Charitable Irrevocable Trust, Catholic Charitable Trust, TRT Mission Fund, and TCRT Mission Fund, trusts controlled by Michael Terzo, President and Co-Founder were involved in the Company's initial funding. Together, these trusts received 4,000,000 Class B-1 Common stock, which represent 73.4% equity and 21.6% voting rights in the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of January 31, 2025.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of capital stock, of which 3,000,000 shares are classified as Class A Preferred stock, 1,600,000 as Class B Common stock and 5,400,000 as Class B-1 Common Stock. All the shares have a par value of $0.0001 per share. As of December 31, 2024 and January 31, 2025, there was 1,450,000 shares of Class B Common stock and 4,000,000 shares of Class B-1 Common issued and outstanding.

Voting:
- Class A preferred stockholders are entitled to one (1) vote per share.
- Class B common stockholders are entitled to ten (10) votes per share.
- Class B-1 common stockholders are entitled to one (1) vote per share.

Dividends: All shareholders entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 1, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT B

Business Plan

Business Plan

HeavyTech, Inc.
Fort Wayne, Indiana
April 1st, 2025

Executive Summary

HeavyTech, Inc., incorporated in Indiana, is poised to revolutionize the heavy-duty, off-highway vehicle industry with its cutting-edge hybrid and electric compact vehicles tailored for the construction, farming, and ranching markets. The company's mission is to deliver fuel efficient, high-performance vehicles that meet the rigorous demands of rural and industrial environments, bridging the gap between traditional work vehicles and the future of eco-friendly transportation. With manufacturing operations set to begin in Fort Wayne, Indiana, HeavyTech combines advanced technology with a focus on durability, performance, and cost efficiency.

The leadership of HeavyTech, Inc. is its cornerstone. The company is directed by a board of industry experts, each with a proven track record in the automotive, construction, and clean energy sectors. These directors guide all aspects of the company's operations, from strategic planning and product development to sales and manufacturing. Their combined expertise ensures HeavyTech is well-positioned to navigate the complexities of the market, tackle technical challenges, and deliver vehicles that exceed customer expectations. By leveraging their collective industry insights, the board is steering the company toward becoming a leader in hybrid-electric work vehicles.

HeavyTech's product lineup focuses on hybrid and electric compact vehicles designed for rugged applications, addressing a market need for reliable and environmentally friendly equipment. These vehicles prioritize hybrid technology to reduce reliance on charging infrastructure, making them ideal for rural areas and industries with limited access to charging stations. The initial production plan includes the development of prototypes by late-2025, with scaled manufacturing operations planned for early 2026. By maintaining an agile and efficient production strategy, HeavyTech will rapidly bring its innovative solutions to market.

The company is currently raising up to $1.5 million in capital through a dual strategy of equity crowdfunding (Reg CF) and an accredited investor offering (Reg D 506C). These funds will enable the acquisition and renovation of the Fort Wayne facility, the development of prototypes, and the scaling of operations. With a robust financial plan and a clear vision, HeavyTech anticipates achieving profitability by 2028 and capturing significant market share in the compact work vehicle segment.

In a market increasingly demanding efficient solutions, HeavyTech's hybrid vehicles offer a practical and immediate answer to the challenges faced by rural and industrial operators. With a strong leadership team, an innovative product line, and a strategic approach to funding and manufacturing, HeavyTech is set to lead the transition to productive, more efficient work vehicles, ensuring long-term growth and a lasting impact on the industry.

Target Market

HeavyTech, Inc. is strategically positioned to serve a diverse yet interconnected target market that spans small business operators and private landowners. At the forefront are smaller contractors, landscapers, and construction companies that require reliable, versatile vehicles to manage their day-to-day operations. These businesses often operate within tight budgets and timelines, making durability, cost efficiency, and productivity critical factors in their purchasing decisions. HeavyTech's hybrid and electric compact vehicles address these needs by offering dependable performance with reduced fuel consumption and maintenance costs, empowering these operators to meet their goals with fewer operational barriers.
In addition to professional contractors, HeavyTech also caters to private landowners who own and manage anywhere from a few acres to several hundred acres of property. These individuals, who use their land for recreation, hunting, or small-scale farming, demand vehicles that can handle diverse terrains and tasks. Whether it's transporting equipment, clearing trails, or managing wildlife, HeavyTech's compact vehicles are engineered to deliver power and adaptability. By providing vehicles that balance utility and eco-conscious technology, HeavyTech appeals to landowners seeking both practicality and modern innovation.
Another critical segment of HeavyTech's target market includes commercial farms and ranches that support operations such as livestock management, crop production, dairies, and plant nurseries. These enterprises often operate large-scale facilities that require dependable, heavy-duty vehicles to transport supplies, manage herds, or handle maintenance tasks across vast properties. With hybrid capabilities and rugged designs, HeavyTech's vehicles are tailored to endure the demands of agricultural operations while lowering operational costs through improved fuel efficiency and reduced emissions. The company's commitment to sustainability aligns with the growing emphasis on eco-friendly practices within the agricultural sector, making HeavyTech an attractive partner for progressive farms and ranches.

By focusing on these market segments, HeavyTech captures a broad yet cohesive audience that shares common needs for durable, efficient, and versatile vehicles. Through its hybrid-electric solutions, the company provides an ideal blend of innovation and practicality, empowering contractors, landowners, and agricultural professionals to achieve their goals while reducing their environmental footprint.

Production Plans

HeavyTech, Inc. is launching its manufacturing operations in collaboration with a cutting-edge hardtech innovation hub located at Electric Works in Fort Wayne, Indiana. This facility, developed in partnership with the Northeast Indiana Economic Partnership, and Indiana Tech, serves as a ramp-up factory designed to help startups like HeavyTech rapidly prototype, refine, and begin initial production. The innovation hub's state-of-the-art equipment and supportive ecosystem provide the perfect foundation for HeavyTech to bring its hybrid and electric compact vehicles to market efficiently and effectively. The close collaboration with local partners underscores HeavyTech's commitment to leveraging community resources and fostering regional economic growth.

As production scales, HeavyTech plans to transition into a dedicated manufacturing facility in the Northeast Indiana region. This strategic location offers unparalleled access to a robust network of suppliers, manufacturers, and logistics providers, enabling the company to optimize its production pipeline. The region's established industrial ecosystem ensures that HeavyTech can source critical components, including steel frames, electronic systems, and hybrid drivetrain parts, with minimal lead times and at competitive prices. This proximity to suppliers, combined with advanced manufacturing practices, supports HeavyTech's commitment to lean operations and cost-effective production.

The company's approach to manufacturing integrates modern, efficient techniques to maximize productivity while minimizing waste. HeavyTech will adopt advanced automation, precision assembly

processes, and a just-in-time inventory system to maintain flexibility and responsiveness to market demands. By embedding innovation into every aspect of production, HeavyTech ensures its vehicles are competitively priced without compromising on quality or performance. This model not only keeps operational costs low but also aligns with the company's overarching goal of delivering sustainable, high-value products to its target markets.

Through strategic partnerships and a focus on advanced manufacturing, HeavyTech is well-positioned to scale production while contributing to the economic vitality of Northeast Indiana. The company's production plan reflects its vision to create a sustainable, cost-efficient manufacturing operation that supports local industry while meeting the needs of contractors, landowners, and agricultural professionals across the country.

Projected Production Targets

Year	Number of Units Sold	Avg. Unit Price	HeavyTech Sales Revenue
2025	3	$ 100,000	$ 1,015,000
2026	50	$ 95,000	$ 4,200,000
2027	445	$ 95,000	$ 40,371,000
2028	750	$ 95,000	$ 72,500,000
2029	2,275	$ 70,000	$ 158,750,000
2030	5,275	$ 70,000	$ 373,284,500

Projected Vehicle Price Targets and Vehicle Models

**Compact Excavator
Model Number: HT-1**



	Eco E-Engine V1-0	E-Engine V1-1	E-Engine V1-2
Operating Weight (With Cab)	7,950 lbs	8,075 lbs	8,150 lbs
Horsepower (kW)	60 (45)	100(75)	121 (90)
Aux Hydraulic Flow	N/A	15 gpm	30 gpm
Aux Hydraulic Pressure	N/A	3,300 psi	3,300 psi
Estimated Sale Price	**$38,500**	**$47,750**	**$52,900**



Compact Track Loader
Model Number: HT-2

	Eco E-Engine V1-1	E-Engine V1-2	E-Engine V1-3
Operating Weight (With Cab)	8,600 lbs	8,700 lbs	8,800 lbs
Horsepower (kW)	120 (90)	177 (132)	201 (150)
Aux Hydraulic Flow	N/A	30 gpm	41 gpm
Aux Hydraulic Pressure	N/A	3,300 psi	3,300 psi
ROC	TBD	TBD	TBD
Reach	TBD	TBD	TBD
Hinge Pin Height	TBD	TBD	TBD
Estimated Sale Price	**$80,500**	**$85,500**	**$95,000**

Compact Articulated Loader
Model Number: HT-3



	Eco E-Engine V1-0	E-Engine V1-1	E-Engine V1-2
Operating Weight (With Cab)	4,100 lbs	4,150 lbs	4,250 lbs
Horsepower (kW)	60 (45)	100(75)	121 (90)
Aux Hydraulic Flow	N/A	15 gpm	30 gpm
Aux Hydraulic Pressure	N/A	3,300 psi	3,300 psi
Tipping Load	TBD	TBD	TBD
Lift Capacity	4,050 lbs	4,050 lbs	4,050 lbs
Estimated Sale Price	**$19,500**	**$28,500**	**$38,900**

Pro-Forma Financial Statements

As a newly incorporated startup, HeavyTech, Inc. recognizes the importance of financial discipline and strategic planning in its early stages. Our financial projections, including a detailed 3-year Profit and Loss Statement (P&L) and a 3-year Balance Sheet, have been carefully prepared to reflect our anticipated growth and operational goals. These projections are based on conservative estimates and informed assumptions about market demand, product development timelines, and revenue generation.

Our approach is rooted in the principles of a lean startup, ensuring that we prioritize efficient resource allocation while minimizing unnecessary overhead. By leveraging our team's in-house expertise and focusing on strategic partnerships, we aim to maximize operational efficiency and maintain tight control over expenses. This strategy positions us to achieve profitability early while reinvesting in product development, scaling, and market expansion.

HeavyTech is committed to delivering shareholder value by maintaining financial transparency and adhering to sound fiscal management practices as we establish a strong foundation for sustainable growth.

		2024	2025 TOTAL	2026 TOTAL	2027 TOTAL	2028 TOTAL	2029 TOTAL	2029 TOTAL
HeavyTech, Inc. Pro-Forma P&L		Q4						
Revenue								
HT-1 - Compact Excavator	Units				20	50	300	775
	All Models	-	100,000	-	900,000	4,275,000	19,125,000	54,000,000
HT-2 - Compact Track Loader	Units			40	350	600	1,000	2,500
	All Models	-	100,000	3,800,000	33,250,000	57,000,000	95,000,000	225,000,000
HT-3 - Compact Loader	Units			10	75	100	975	2,000
	All Models	-	100,000	350,000	1,400,000	2,500,000	24,375,000	50,000,000
MRO/Parts		-		35,000	4,656,250	8,550,000	16,620,000	39,480,000
Fleet Management		-	-	15,000	165,000	165,000	3,615,000	4,800,000
Total Revenue		-	300,000	4,200,000	40,371,250	72,490,000	158,736,975	373,284,500
COGS			255,000	2,730,000	26,241,313	46,393,600	98,416,925	223,970,700
Gross Profit			45,000	1,470,000	14,129,938	26,096,400	60,320,051	149,313,800
GM%			0	35%	35%	36%	38%	40%
Operating Expense								
Sales & Marketing		10,000	90,000	525,000	2,825,988	5,074,300	9,524,219	18,664,225
General & Administrative		5,000	165,000	2,160,000	6,055,688	10,873,500	23,810,546	55,992,675
R&D		-	700,000	1,375,000	8,074,250	7,973,900	12,698,958	22,397,070
Other / Consulting		5,000	60,000	125,000	375,000	700,000	1,000,000	1,400,000
Total Operating Expenses		20,000	1,015,000	4,185,000	17,330,925	24,621,700	47,033,723	98,453,970
Headcount - Operations & Admin								
Executive		-	1	5	5	8	10	12
Engineering		-	1	5	8	16	36	50
Marketing		-	1	3	5	8	16	20
Operations		-	1	8	12	20	50	70
Admin / Support Staff			2	6	9	12	18	22
Cumulative Headcount (Minus Fellows & Board		-	6	27	39	64	130	174
Beginning cash balance		30,000	10,000	490,000	1,775,000	4,573,983	6,048,704	19,335,032
Cash from operations		(20,000)	(970,000)	(2,715,000)	(3,200,988)	1,474,700	13,286,328	50,859,830
Cash from fundraising activities		0	1,450,000	4,000,000	6,000,000	-	-	-
Ending cash balance		10,000	490,000	1,775,000	4,573,983	6,048,704	19,335,032	70,194,862
Operating Income		(20,000)	(970,000)	(2,715,000)	(3,200,988)	1,474,700	13,286,328	50,859,830
EBITDA			-323%	-65%	-8%	2%	8%	14%

EXHIBIT C

69

Subscription Agreement


HEAVYTECH, INC
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.


HeavyTech, Inc
Attn: Michael Terzo
7566 East Lakewood Dr -92
Roanoke, IN 46783

Ladies and Gentlemen:

I commit and subscribe to purchase from HEAVYTECH, INC, a Indiana Corporation (the "Company") "Class A Preferred Stocks" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of the subscription, which is at the sole discration of the Company. If this Subscription Agreement has been accepted, the Class A Preferred Stocks subscribed to hereby shall be issued to me in the form of shares.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

a. I hereby subscribe to purchase the number of Class A Preferred Stocks set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Class A Preferred Stocks subscribed.

   Purchase Amount of Class A Preferred Stocks . . . . [1]

   (1) A minimum purchase of $455, is required for individual investors. Amounts may be subscribed for in $455 increments.

b. I have funded my purchase via ACH, wire transfer, or a check made payable to **"SILICON PRAIRIE PORTAL & EXCHANGE FBO HEAVYTECH, INC"** in an amount equal to 100% of my total subscription amount.

   Portal Transaction ID (TXID) . . . .

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3   Representations of Investor.

In connection with the sale of the Class A Preferred Stocks to me, I hereby acknowledge and represent to the Company as follows:

a. I hereby acknowledge receipt of a copy of the Confidential Private Placement Memorandum of the Company, dated on or about 2025-04-30 00:00:00, (the "Memorandum"), relating to the offering of the Class A Preferred Stock.

b. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Class A Preferred Stocks.

c. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the President & Co-Founder of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

d. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Class A Preferred Stocks, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Class A Preferred Stocks).

e. I understand that an investment in the Class A Preferred Stocks is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Class A Preferred Stocks. I can bear the economic risk of an investment in the Class A Preferred Stocks for an indefinite period of time and can afford a complete loss of such investment.

f. I understand that there may be no market for the Class A Preferred Stocks, that there are significant restrictions on the transferability of the Class A Preferred Stocks and that for these and other reasons, I may not be able to liquidate an investment in the Class A Preferred Stocks for an indefinite period of time.

g. I have been advised that the Class A Preferred Stocks have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

h. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

i. I understand that capital contributions to the Company will not be returned after they are paid.

4   Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Class A Preferred Stocks, (ii) the purchase of the Class A Preferred Stocks is a long-term investment, (iii) the transferability of the Class A Preferred Stocks is restricted, (iv) the Class A Preferred Stocks may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Class A Preferred Stocks.

b. I represent and warrant that I am purchasing the Class A Preferred Stocks for my own account, for long term investment, and without the intention of reselling or redistributing the Class A Preferred Stocks. The Class A Preferred Stocks are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Class A Preferred Stocks. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Class A Preferred Stocks in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Class A Preferred Stocks and for which the Class A Preferred Stocks were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Class A Preferred Stocks by me (i) may require the consent of the President & Co-Founder of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 Additional Representations of Investor.

In connection with the sale of the shares to me, I further represent and warrant to the Company as follows:

a. If an individual Investor, I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the shares. The Subscription Agreement and the shares are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. If an entity Investor, the undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the shares and to subscribe for and purchase the shares subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the shares as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the shares by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the shares are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the shares for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the shares are derived from legitimate and legal sources, and neither such funds nor any investment in the shares (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the shares.

   If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the shares to me, and the shares would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the shares.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the shares to me.

g. I acknowledge and agree that any approval or consent of a shares holder required under the shares may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6   Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

  a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

    ☐   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

    ☐   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

    ☐   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

    ☐   iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)

    ☐   v.   I am a director or executive officer of HEAVYTECH, INC

  b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

    ☐   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

    ☐   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

    ☐   iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

    ☐   iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

    ☐   v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

    ☐   vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

    ☐   vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

        ☐   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

        ☐   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

        ☐   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

    ☐   viii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

    ☐   ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Class A Preferred Stocks and one or more of the following is true (check one or more, as applicable):

        ☐   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

        ☐   (2)   a corporation;

        ☐   (3)   a Massachusetts or similar business trust;

        ☐   (4)   a partnership; or

        ☐   (5)   a limited liability company.

☐ x. The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Class A Preferred Stocks and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Class A Preferred Stocks.

☐ xi. The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐ xii. The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐ xiii. The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

☐ xiv. The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐ xv. The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐ xvi. The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐ xvii. The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐ xviii. The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**
☐ The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7 Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Class A Preferred Stocks. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Class A Preferred Stocks subscribed for are to be registered in the following form of ownership:

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____	_____
Name of Entity (Typed or Printed)	Telephone Number
_____	_____
Signature of Authorized Person	Entity's Tax Identification Number
,_____	_____
Name & Title (Typed or Printed) of Signatory	Contact Person (if different from Signatory)
_____	_____
Principal Executive Office Address	Mailing Address (If different from principal executive office)
_____	_____
City, State & Zip Code (Must be same state as in Section 1)	City, State & Zip Code
_____	_____
Email address	Email address

Entity Subscriber Type of Ownership:

The Class A Preferred Stocks subscribed for are to be registered in the following form of ownership (check one):

☐   Partnership

☐   Limited Liability Company

☐   Corporation

☐   Trust or Estate (Describe, and enclose evidence of authority :

☐   IRA Trust Account

☐   Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by HEAVYTECH, INC on

As to: the principal amount in Class A Preferred Stocks set forth in Item 2.a.; or Class A Preferred Stocks.

HEAVYTECH, INC

By:. . . . .
Name: Michael Terzo
Its: President & Co-Founder

Counterpart Signature Page to Bylaws of HeavyTech, Inc

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Bylaws of HeavyTech, Inc, as the same may be amended from time to time, and hereby authorizes HeavyTech, Inc to attach this counterpart signature page to the Bylaws as executed by the other parties thereto.

_____	_____
Signature	Signature of Second Individual, if applicable
_____	_____
Name (Typed or Printed)	Name (Typed or Printed)